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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*

                                  NOVELIS INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    67000X106
                                 (CUSIP Number)

                               MICHAEL LOWENSTEIN
                     KENSICO CAPITAL MANAGEMENT CORPORATION
                          55 RAILROAD AVENUE, 2ND FLOOR
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 862-5800
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                JANUARY 26, 2007
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 67000X106                                                PAGE 2 OF 12

                                  SCHEDULE 13D

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1        NAME OF REPORTING PERSON
         Kensico Capital Management Corporation

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         13-4079277

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a) [_]
         (b) [_]

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3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

             [_]

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6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

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                                              7     SOLE VOTING POWER
                                                    1,652,600
                 NUMBER OF                    ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        None
                  OWNED BY                    ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,652,600
                   PERSON                     ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    None

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,652,600

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)

             [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.23%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO

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

CUSIP NO. 67000X106                                                PAGE 3 OF 12

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Michael Lowenstein

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a) [_]
         (b) [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

             [_]

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6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States of America

-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,652,600
                 NUMBER OF                    ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        None
                  OWNED BY                    ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,652,600
                   PERSON                     ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    None

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,652,600

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)

             [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.23%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

-------------------------------------------------------------------------------

CUSIP NO. 67000X106                                                PAGE 4 OF 12

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Thomas J. Coleman

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a) [_]
         (b) [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

             [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States of America

-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,652,600
                 NUMBER OF                    ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        None
                  OWNED BY                    ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,652,600
                   PERSON                     ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    None

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,652,600

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)

             [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.23%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

-------------------------------------------------------------------------------

CUSIP NO. 67000X106                                                PAGE 5 OF 12


                        AMENDMENT NO. 1 TO SCHEDULE 13D

                This Amendment No. 1 on Schedule 13D/A ("Amendment No. 1") to the Statement on Schedule 13D ("Schedule 13D") is filed on behalf of each of the following persons: (i) Kensico Capital Management Corporation ("Kensico Capital Management"); (ii) Michael Lowenstein; and (iii) Thomas J. Coleman. Kensico Capital Management, Mr. Lowenstein and Mr. Coleman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Kensico." This Amendment No. 1 is filed to reflect certain sales by the Reporting Persons of the Common Stock of the Company.

                Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D.

Item 1.  SECURITY AND ISSUER.

                No change to this Item.

Item 2.  IDENTITY AND BACKGROUND.

                No change to this Item.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                No change to this Item.

Item 4.  PURPOSE OF TRANSACTION.

                No change to this Item.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                Subsections (a) and (b) of Item 5 are deleted in their entirety and replaced with the following:

                "(a) and (b) As of January 30, 2007, Kensico Partners, Kensico Associates, Kensico Offshore, Kensico American Drawdown and Kensico Drawdown owned beneficially 315,100, 427,800, 575,300, 23,800 and 310,600 shares of the
Common Stock, respectively, representing approximately 0.42%, 0.58%, 0.78%, 0.03% and 0.42%, respectively, of the 74,014,691 shares of the Common Stock outstanding as reported in publicly available information.

                As of January 30, 2007, Kensico Capital Management, in its capacity of investment advisor to the Funds, had sole voting and dispositive power with respect to 1,652,600 shares of the Common Stock, representing approximately 2.23% of the 74,014,691 shares of the Common Stock outstanding as reported in publicly available information.

CUSIP NO. 67000X106                                                PAGE 6 OF 12


                As of January 30, 2007, Mr. Lowenstein, in his capacity of Co-President of Kensico Capital Management, had sole voting and dispositive power with respect to 1,652,600 shares of the Common Stock, representing approximately 2.23% of the 74,014,691 shares of the Common Stock outstanding as reported in publicly available information and, in his individual capacity, had sole voting and dispositive power with respect to 0 shares of the Common Stock.

                As of January 30, 2007, Mr. Coleman, in his capacity of Co-President of Kensico Capital Management, had sole voting and dispositive power with respect to 1,652,600 shares of the Common Stock, representing approximately 2.23% of the 74,014,691 shares of the Common Stock outstanding as reported in publicly available information and, in his individual capacity, had sole voting and dispositive power with respect to 0 shares of the Common Stock."

                Subsections (c) and (d) of Item 5 are not changed.

                Subsection (e) of Item 5 is deleted in its entirety and replaced with the following:

                "As of January 26, 2006, Kensico ceased to be the beneficial owner of more than five percent of the shares of the Common Stock of the Company. In accordance with applicable federal securities rules and regulations, additional filings to report further transactions are no longer required."

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                No change to this Item.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit 1: Schedule of Transactions in the Common Stock of the Company.

                Exhibit 2: Joint Filing Agreement, dated September 8, 2006 among the Reporting Persons.(1)


-----------
(1) Previously filed.

CUSIP NO. 67000X106                                                PAGE 7 OF 12


                                    SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2007

                                  KENSICO CAPITAL MANAGEMENT CORPORATION


                                  /s/ Michael Lowenstein
                                  --------------------------------------
                                              Signature


                                  Michael Lowenstein, Authorized Signatory
                                  --------------------------------------
                                             Name/Title


                                  MICHAEL LOWENSTEIN


                                  /s/ Michael Lowenstein
                                  --------------------------------------
                                              Signature


                                  THOMAS J. COLEMAN


                                  /s/ Thomas J. Coleman
                                  --------------------------------------
                                              Signature